NEWS RELEASE
TSX Venture Exchange Symbol: SNV	June 22nd, 2005

SONIC SIGNS MOU FOR POTENTIAL JOINT VENTURE IN EASTERN EUROPE

Vancouver, CANADA—Adam Sumel, President and CEO of Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that the Company has completed preliminary discussions in eastern Europe which could lead to a joint venture operation with an established environmental remediation company. The two companies signed a Memorandum of Understanding (MOU) which calls for the completion of a preliminary business plan and includes a priority negotiation agreement.

Adam Sumel commented “We were very pleased with our initial meetings in Canada and Europe with this group. The immediate opportunities are for the treatment of liquid PCB wastes and by entering this market we will be well established with a proven operator of our technology when the market demand to address PCB contaminated soils increases. Many eastern European countries are in the process of applying for membership, or have been recently accepted, to the European Union. Environmental regulations in these countries are therefore rapidly changing along with the need for cost-effective and environmentally sustainable solutions, such as those offered by Sonic.”

The treatment of liquid PCB wastes can be achieved through a simplified and smaller scale version of Sonic's PCB SonoprocessTM which is already operational at commercial scale in Canada. Sonic has focused on the PCB soils market in North America and Japan as this is where the primary market opportunity lies in the industrialized countries which have already dealt with much of the PCB liquid waste treatment issues. In many parts of the world where economies are in transition and the pace of environmental stewardship is just now accelerating, the priority is to first address the source of contamination such as PCB oils and capacitors, etc.

Paul Austin, Vice President of Sales and Marketing for Sonic, stated “Sonic is utilizing a joint venture approach in all markets where possible as we believe that this offers the greatest return to our shareholders. This market entry model enables Sonic to address more opportunities at this time than would be possible by establishing our own operations in new markets. The key to success is finding and establishing relationships with the right partners who are eager to introduce an environmentally-friendly and competitive solution.”

Sonic is a technology company with a patented sonic generator technology that can be used to create or enhance physical, chemical and biological processes. Sonic intends to develop each SonoprocessTM application in partnership with industry leaders in the application area. Through such joint venture partnerships, the Company plans to exploit a number of commercial opportunities.

Sonic Environmental Solutions Inc.
The SonoprocessTM Company Adam R. Sumel President & CEO

For further information contact info@sesi.ca or visit our website at www.sonicenvironmental.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.